Exhibit (a)(1)(F)

Decline Confirmation

Subject: Stock Option Exchange Decline Confirmation

Dear Employee

We show that you have elected not to tender one or more of your eligible option grants pursuant to Mentor Graphics offer to exchange certain stock options for new restricted stock units.

Original Grant Date	Option Number	Exercise Price Per Share	Total Number Of Outstanding Shares	Election to Tender?
Apr 03, 2006	TEST 2	$10.45	3,000	No

We want to make sure that you understand that your election means that you have declined to exchange some or all of your eligible option grants, and that if you do not change this election you will retain such option grants with their present terms, including exercise prices, vesting schedules and other terms and conditions.

If the above is not your intent, we encourage you to log back into the exchange offer website to change your election before 5:00 p.m., Pacific Standard Time on February 5, 2010, unless we extend the expiration date of the exchange offer. If we extend the exchange offer beyond this deadline, we will notify you of the extension. After the exchange offer ends, you cannot change your election and the last election that we received from you before the deadline will be final. You can change an election by following the instructions on the exchange offer website at https://mentor.equitybenefits.com.

The complete terms and conditions of the exchange offer are described in the Offer to Exchange Certain Outstanding Options for New RSUs, dated as of January 7, 2010 which you can access at https://mentor.equitybenefits.com.

Accept Confirmation

Subject: Stock Option Exchange Accepted Confirmation

Dear Employee

Your Mentor Graphics Stock Options Exchange Offer election has been recorded as follows:

Original Grant Date	Option Number	Exercise Price Per Share	Total Number Of Outstanding Shares	Election to Tender?
Apr 16, 2001	TEST 1	$19.31	703	Yes
Jun 02, 2008	TEST 3	$10.59	5,000	Yes

We strongly encourage you to print this page and keep it for your records.

You can make, change or withdraw your election at any time before the expiration of the exchange offer, by following the instructions on the exchange offer website at https://mentor.equitybenefits.com, before the exchange offer ends at 5:00 p.m., Pacific Standard Time on February 5, 2010, unless we announce that we have extended the deadline of the offer. After the exchange offer ends, you cannot change or withdraw your election and the last election we received from you prior to the deadline will be final.

The complete terms and conditions of the exchange offer are described in the Offer to Exchange Certain Outstanding Options for New RSUs, dated as of January 7, 2010 which you can access at https://mentor.equitybenefits.com.